UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Todos Medical Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01

(Title of Class of Securities)

M8790Y108

(CUSIP Number)

January 29, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. M8790Y108	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON: HEALTHCARE 365 TECH LLC (ID – 86-1741291)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 24,000,000 Ordinary Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 24,000,000 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000,000 Ordinary Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.76%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. M8790Y108	13G	Page 3 of 4 Pages

ITEM 1(a). NAME OF ISSUER:

Todos Medical Ltd.

ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1 Hamada Street

Rehovot Isreal

ITEM 2(a). NAME OF PERSON FILING:

       HEALTHCARE 365 TECH LLC

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

78 SW 7th Street
Miami, FL 33130

ITEM 2(c). CITIZENSHIP:

United States of America

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Ordinary Shares, par value NIS 0.01

ITEM 2(e). CUSIP Number:

M8790Y108

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.   OWNERSHIP:

(a)	Amount beneficially owned:		24,000,000 Ordinary Shares
(b)	Percent of class:		5.76%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	24,000,000 Ordinary Shares
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	24,000,000 Ordinary Shares
	(iv)	Shared power to dispose or to direct the disposition of:	0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following. ☐

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

CUSIP No. M8790Y108	13G	Page 4 of 4 Pages

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.   CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEALTHCARE 365 TECH LLC

By:	/s/ John Miller
Name/Title:	John Miller/ Chief Financial Officer

Date:	February 4, 2021